THAICOM

Shin Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000

Company Registration No. 163
[redacted]6-49 Fax : 66(0) 2591-0705, 2591-0706

04030680

June 7, 2004

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

RECEIVED
2004 JUN 14 P 2:16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CP 034/2004**

  Subject: Report on the offering of warrants to purchase ordinary shares to directors and employees for Grant III (ESOP Grant III)

  Date: June 7, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 270-0658 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5552 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

dlw 6/15

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
June 7, 2004

SSA-CP 034/2004

June 7, 2004

Subject: Report on the offering of warrants to purchase ordinary shares to directors and employees for Grant III (ESOP Grant III)

To: The President
The Stock Exchange of Thailand

Whereas Shin Satellite Public Company Limited ("the Company") issued and offered 5,894,200 units of warrants to purchase the Company's ordinary shares to directors and employees (ESOP Grant III) at the price Baht 0 and exercise price Baht 14.225 per share on May 31, 2004.

The Company would like to inform you that the warrants to purchase ordinary shares to directors and employees have already been issued on May 31, 2004. The summary of terms and conditions for offering ESOP Grant III are as follows;

Type of Warrants	Warrants to purchase the Company's ordinary shares, in registered form and non-transferable unless by hereditary or beneficiary transfer
Total Number of Warrants to be Offered	5,894,200 units
Offering Price per Unit	Baht 0 (Baht zero)
Warrant Allocation Method	Allocation of warrants to the Company's directors and employees and not offering through the intermediary.
Exercise Ratio	One warrant per one ordinary share
Exercise Price	Baht 14.225 per share
Issued and offered Date	May 31, 2004